UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number 001-41385

Visionary Holdings Inc.

(Translation of registrant’s name into English)

95 Moatfield Dr. First floor

Toronto, Ontario, Canada M3B 0A2

905-739-0593

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

Resignation of Chief Financial Officer

On February 9, 2024, Katy Liu notified Visionary Holdings Inc. (the “Company”) of her resignation as its chief financial officer, effective May 6, 2024. Ms. Liu’s resignation did not result from any disagreement or disputes with the Company.

Appointment of New Chief Financial Officer and Entering into Employment Agreement

On May 6, 2024, the Board appointed Mr. Zhong Chen, the Company’s chief executive officer, as its new chief financial officer, effective immediately. Mr. Chen’s employment agreement with the Company, dated April 23, 2024, remains the same.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

Date: May 15, 2024	By:	/s/ Zhong Chen
Zhong Chen
Chief Executive Officer

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